On August 31, 2005, TIAA-CREF Institutional Mutual Funds
(the "Funds") held a special shareholder meeting so that Fund shareholders could consider and vote upon certain matters. A summary of these matters and the results of the shareholder meeting are included in the Funds'
September 30, 2005 annual reports, which are included in the Funds' 2005 annual N-CSR filing with the Securities and Exchange Commission.